EXHIBIT 12.1
CAMDEN PROPERTY TRUST
STATEMENT REGARDING COMPUTATION OF RATIOS
FOR THE FIVE YEARS ENDED DECEMBER 31

(in thousands, except for ratio amounts)	2012 (1)	2011 (2)	2010 (3)	2009 (4)	2008 (5)
EARNINGS BEFORE FIXED CHARGES:
Income (loss) from continuing operations before income taxes	$170,545	$25,845	$9,107	$(77,494)	$(19,471)
Less: Equity in income (loss) of joint ventures	20,175	5,679	(839)	695	(1,265)
	150,370	20,166	9,946	(78,189)	(18,206)
Add: Distributed income of joint ventures	6,321	5,329	6,524	5,664	5,392
Less: Interest capitalized	12,457	8,764	5,687	10,298	17,718
Less: Preferred distribution of subsidiaries	776	7,000	7,000	7,000	7,000
Total earnings before fixed charges	143,458	9,731	3,783	(89,823)	(37,532)
FIXED CHARGES:
Interest expense	104,282	112,414	125,893	128,296	132,399
Interest capitalized	12,457	8,764	5,687	10,298	17,718
Accretion of discount	816	650	514	628	571
Loan amortization	3,608	5,877	4,102	3,925	2,958
Interest portion of rental expense	156	167	174	940	928
Preferred distribution of subsidiaries	776	7,000	7,000	7,000	7,000
Total fixed charges	122,095	134,872	143,370	151,087	161,574
Total earnings and fixed charges	$265,553	$144,603	$147,153	$61,264	$124,042
RATIO OF EARNINGS TO FIXED CHARGES	2.17	1.07	1.03	0.41	0.77

(1)	Earnings include a $57,418 impact related to a gain on acquisition of controlling interest in joint ventures. Excluding this impact, the ratio would be 1.70.

(2)
Earnings include a $29,791 impact related to a loss on discontinuation of a hedging relationship, a $1,136 impact related to gain on sale of joint venture interests, a $3,316 impact related to a net gain on the sale of an available-for-sale investment, and a $4,748 impact related to gains on the sale of properties, including land. Excluding these impacts, the ratio would be 1.22.

(3)
Earnings include a $1,000 impact related to an impairment provision on technology investment and a $236 impact related to a gain on the sale of land. These transactions did not have an impact on the ratio of 1.03.

(4)
We would have needed to generate an additional $89,823 to achieve a ratio of 1.00 in 2009. Earnings include an $85,614 impact related to impairment associated with land development activities and a $2,550 impact related to loss on early retirement of debt. Excluding these impacts, the ratio would be 0.99.

(5)
We would have needed to generate an additional $37,532 to achieve a ratio of 1.00 in 2008. Earnings include a $51,323 impact related to impairment associated with land development activities, a $13,566 impact related to gain on early retirement of debt, and a $2,929 impact related to gain on sale of properties, including land. Excluding these impacts, the ratio would be 0.98.

(in thousands, except for ratio amounts)	2012	2011	2010	2009	2008
INTEREST COVERAGE RATIO
Total revenues	$744,315	$642,469	$596,409	$593,400	$547,795
Total expenses	(651,363)	(598,396)	(585,699)	(583,425)	(531,173)
Income from discontinued operations	9,495	11,715	14,002	17,371	22,141
Add: Depreciation and amortization	206,685	177,004	165,862	164,084	160,439
Add: Depreciation of discontinued operations	6,795	11,038	13,800	14,523	17,095
Add: Interest expense	104,282	112,414	125,893	128,296	132,399
Add: Interest expense of discontinued operations	—	—	—	—	466
Total	$420,209	$356,244	$330,267	$334,249	$349,162
Total interest expense	$104,282	$112,414	$125,893	$128,296	$132,399
INTEREST COVERAGE RATIO	4.0	3.2	2.6	2.6	2.6